CERTIFICATE OF FORMATION

OF

FIDELITY MASTER PORTFOLIOS LLC

This Certificate of Formation is being duly executed and filed by an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. Sec. 18-101, et seq.) (the “Delaware Act”).

FIRST.

The name of the limited liability company is Fidelity Master Portfolios LLC (the “Company”).

SECOND.  The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD.  The name and address of the registered agent for service of process of the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801.

FOURTH.  Notice is hereby given that pursuant to Section 18-215 of the Delaware Act the Company is or may hereafter be constituted a series limited liability company and that pursuant to Section 18-215(b) of the Delaware Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company shall be enforceable against the assets of such series only and not against the assets of the Company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement of the Company, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of this 2nd day of June, 2017.

/s/Adrien E. Deberghes

Adrien E. Deberghes

Authorized Person